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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2 )*
                                             ---

                             Martin Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    57326K102
                   -------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
CUSIP No. 57326K102                                                13G                       PAGE  2  OF  7  PAGES

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   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          James W. Truitt(1)
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                            (a) [ ]
                                                                                                                            (b) [ ]
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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION


          United States of America
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     NUMBER OF          5      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                123,870.5751 shares(1)
     OWNED BY       ----------------------------------------------------------------------------------------------------------------
       EACH             6      SHARED VOTING POWER
     REPORTING
      PERSON                   0(1)
       WITH         ----------------------------------------------------------------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                               123,870.5751 shares(2)
                    ----------------------------------------------------------------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               0(1)
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          123,870.5751 shares(2)
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  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          1.43%(3)
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          TYPE OF REPORTING PERSON*
  12
                   IN
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

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 7 pages

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ITEM 1. (A)   NAME OF ISSUER: Martin Industries, Inc.

ITEM 1. (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  301 East Tennessee Street
                  Florence, Alabama 35630

ITEM 2. (A)   NAME OF PERSON FILING: James W. Truitt

ITEM 2. (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  301 East Tennessee Street
                  Florence, Alabama 35630

ITEM 2. (C)   CITIZENSHIP: United States of America

ITEM 2. (D)   TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2. (E)   CUSIP NO.: 57326K102

ITEM 3.       Not applicable


ITEM 4.       OWNERSHIP.

         (a)  Amount Beneficially Owned:

              123,870.5751 Shares (2)

         (b)  Percent of Class:  1.43% (3)

         (c)  Number of Shares as to Which Such Person Has:

            (i)     Sole power to vote or to direct the vote:

                    123,870.5751 shares (2)

            (ii)    Shared power to vote or to direct the vote:

                    0 shares (1)

            (iii)   Sole power to dispose or to direct the disposition of:

                    123,870.5751 shares (2)


                                Page 3 of 7 pages

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              (iv)    Shared power to dispose or to direct the disposition of:

                      0 shares (1)


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [X]

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable. See Note 1 to Notes to Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.



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ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable. See Item 6 above.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.


ITEM 10.      CERTIFICATION.

              Not applicable.


                                Page 5 of 7 pages

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NOTES TO SCHEDULE 13G

(1) Prior to December 31, 1997, Mr. Truitt served as a member of the committee responsible for administering the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"), which ESOP held 3,330,050 shares at December 31, 1997. Prior to such date, Mr. Truitt also acted as a trustee of the ESOP. Mr. Truitt ceased serving as a member of the administrative committee of the ESOP and as a trustee of the ESOP effective December 31, 1997 and disclaims beneficial ownership of the Common Stock held by the ESOP.

(2) Includes 122,500 shares of Common Stock which Mr. Truitt is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days. Does not include 100 shares held by Mr. Truitt's child, with respect to which shares Mr. Truitt disclaims beneficial ownership.

(3) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 1997 received from the Issuer on February 9, 1998.



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                                  SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998                            /s/ JAMES W. TRUITT
                                                    --------------------
                                                        James W. Truitt